

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 18, 2009

Mr. Michael J. Van Handel
Chief Financial Officer
Manpower, Inc.
100 Manpower Place
Milwaukee, WI 53212

RE: **Manpower, Inc**.
                Form 10-K for the year ended December 31, 2008
                Filed February 20, 2009
                File No. 1-10686

Dear Mr. Van Handel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 17

1. We believe that the business overview should include the most important matters on which company's management focuses in evaluating financial condition and operating performance. The business overview should provide context for management's discussion and analysis of the financial statements. We believe that your current business overview is too general in nature, and that you should expand this section to provide a discussion of the most important matters currently affecting your business. Among other factors, you should address the current and expected impact of the recent economic downturn in your business, in particular in operating results and liquidity.

Segment Results, page 23

2. One of the objectives of MD&A is to provide a narrative explanation of the company's financial statements that enables investors to see the company through the eyes of management. We note that revenue, on an organic, constant currency basis, declined significantly as compared to 2007 in the United States, France and Jefferson Wells reporting segments, and that operating unit profits, also on an organic, constant currency basis, declined in most of your reportable segments. It appears that you have disclosed the underlying factors contributing to the declines by segment; however it is not clear whether you expect these trends to continue on a segment basis and as a whole. In this regard, for each period presented and in total and for each of your reportable segments, revise to:

   • disclose the impact that the current weakened economy has had on your business and describe how and the extent to which it has or you expect it to have on your results of operations; and

   • describe any other known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

   For further guidance, please refer to Item 303 Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Application of Critical Accounting Policies, page 31

Goodwill and Indefinite-lived Intangible Asset Impairment, page 33

3. We note that you were required to record partial impairments of goodwill and intangible assets associated with the Right Management reporting unit in the amount of $140.8 million and $22.3 million, respectively, during the three months ended September 30, 2008. You cite deteriorating market conditions and general economic uncertainty, market comparables and a decline in forecasted cash flows compared to previous years, as factors that contributed to the impairment charges. It appears that these factors were present in prior periods, and that your critical accounting policy disclosures should have provided investors with an understanding of the nature of the estimates and assumption included in goodwill and intangible asset valuations and the impact that changes in the estimates and assumption could have on your financial condition and operating performance. Based upon the information provided in the Form 8-K filed on December 22, 2008, and in this Annual Report, it appears that the deteriorating market conditions and economic uncertainty continue to be an issue for your company and may continue to provide significant risks and uncertainties about the assumptions used to determine the fair value of your reporting units.

    In light of the significance of your goodwill balance in total and by reportable segment, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

    •   Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

    •   Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

        1) the discount rates for each reporting unit and how those discount rates were determined,

        2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

        3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Provide a table showing:

  1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

  2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would not exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Cash Sources and Uses, page 27

4. We note your disclosure stating that you believe that your internally generated funds and your existing credit facilities are sufficient to cover your near-term projected cash needs. Clarify how you define near-term. In addition, you should also expand significantly your discussion to address your liquidity needs on a long-term basis. In this regard, we note that each of your segments experienced declines in revenues and operating profits throughout the year on an organic basis, slowing significantly in the last quarter of 2008. For instance, we note that:

- revenues contracted by 21%, 4% and 18% in France, Other EMEA and Italy, respectively;

- operating unit profits decreased 59.8% and 26.9% (in constant currency) in the U.S. and Other EMEA segments in 2008; and

- consolidated revenues decreased from $5.7 billion in the third quarter of 2008 to $4.6 billion in the fourth quarter of 2008.

Expand your discussion to address in detail the impact that the declines in revenues and operating profits units had in your operating cash flows in the last quarter of 2008 (including the impact of non recurring items). Discuss how you have considered the impact of these negative trends in your liquidity on a long-term basis. You should also address how these negative trends may impact your future ability to obtain external financings. Also, address the potential impact of known or reasonably likely changes in credit ratings or rating outlook. Please tell us and discuss the reasons behind your decision to repatriate approximately $522 million of foreign earnings. Tell us and disclose whether you made this decision due to concerns that internally generated funds (excluding funds repatriation) and existing credit facilities may not be adequate enough to support your liquidity needs in a near or long-term basis.

Consolidated Statements of Cash Flows, page 44

5. It appears that you generated significantly higher cash flows from operating activities in the last quarter of 2008 as compared to prior 2008 quarters. However, it appears that the reason for the increase was due to a significant decline in account receivables which was partially offset by a significant decrease in accounts payable. If true, please expand your discussion accordingly. Also, we note that the $498 million account receivable decrease in the last quarter of 2008 significantly exceeded the decrease in accounts receivable in prior 2008 quarters. Disclose and tell us the reasons why.

Notes to Financial Statements

Note 7. Goodwill, page 60

6. We refer to the tabular disclosure of goodwill by reportable segment on page 60. We note that the beginning carrying value as of December 31, 2007 has changed significantly by reportable segment from the table presented on page 51 of your 2007 annual report. Specifically we note that the goodwill you allocated to the "Jefferson Wells," "Right Management" and "Other Operations" segments at December 31, 2007 have changed from the amounts previously reported. We also note that you are allocating goodwill to the Corporate segment. Please tell us the rationale for these changes and disclose what is included in the "Corporate" segment.

7. On page 49, you indicate that the impairment charge taken in the third quarter of 2008 is attributed to the Right Management reporting unit. On page 60; however, the impairment charge is being presented as a reduction to the carrying value of goodwill attributed to the "Corporate" segment. Please explain.

Note 16. Quarterly Data, page 71

8. Refer to note 16 on page 71 of your annual report. Disclose the reasons for the increase in gross profit as a percent of revenues in the last quarter of 2008 as compared to the third quarter of 2008. In this regard, we note on page 19 that you increased your gross profit in the last quarter of 2008 due to non-recurring items such as the $48.2 million business tax refund and $68 million due to a modification in the calculation of payroll taxes in France. Also, disclose that operating profit and net earnings (loss) includes the impact of the $163.1 million impairment charge recorded in the third quarter of 2008. In addition, disclose any other non-recurring items that have had a material impact on your quarterly data.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director